UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                                 SCHEDULE 13G/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*

                         Galileo International, Inc.
          ------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
          -------------------------------------------
                        (Title of Class of Securities)


                                363547 10 0
          ---------------------------------
                              (CUSIP Number)

                               June 3, 1999
          ---------------------------------
            (Date of Event Which Requires Filing of this Statement)


  Check the appropriate box to designate the rule pursuant to which this
  Schedule is filed:

     ( )  Rule 13d-1(b)

     ( )  Rule 13d-1(c)

     (X)  Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 SCHEDULE 13G

     CUSIP No. 363547 10 0
     -----------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS

US Airways, Inc. and US Airways Investment Management Company, Inc. (US Airways Investment Management Company, Inc., organized under the laws of the State of Nevada, is a wholly-owned subsidiary of US Airways, Inc. and a successor by merger to USAM Corp.).

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          US Airways, Inc.        53-0218143

     -----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -----------------------------------------------------------------
(3)  SEC USE ONLY

     -----------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

US Airways, Inc. - Delaware
US Airways Investment Management Company, Inc. - Nevada
-------------------------------------------------------

                                     (5)  SOLE VOTING POWER
           NUMBER OF
            SHARES                                 0
                                   -----------------
         BENEFICIALLY                (6)  SHARED VOTING POWER
           OWNED BY
             EACH                                  0
                                   -----------------
           REPORTING                 (7)  SOLE DISPOSITIVE POWER
            PERSON
             WITH                                  0
                                   -----------------
                                     (8)  SHARED DISPOSITIVE POWER

                                                   0
     -----------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       0
    -------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)

                                 Not applicable
    -------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       0%
    -------------------------------------
     (12) TYPE OF REPORTING PERSON (See Instructions)

                   US Airways, Inc.:  CO
                   US Airways Investment Management Company, Inc.:  CO
   -------------------------------------------------------------------
     This Amendment No. 1 to Schedule 13G is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     Item 1(a).    Name of Issuer:

                   Galileo International, Inc.

     Item 1(b).    Address of Issuer's Principal Executive Offices:

                   9700 West Higgins Road, Suite 400, Rosemont, Illinois 60018

     Item 2(a).    Name of Person Filing:

                   US Airways, Inc. and US Airways Investment Management Company, Inc.

     Item 2(b).    Address of Principal Business Offices or, if none,
                   Residence:

                   US Airways, Inc. -
                   2345 Crystal Drive, Arlington, Va 22227

                   US Airways Investment Management Company, Inc. - One East First Street, Reno, Nevada 89501

     Item 2(c).    Citizenship:

                   US Airways, Inc. - Delaware
                   US Airways Investment Management Company, Inc. - Nevada

     Item 2(d).    Title of Class of Securities:

                   Common Stock, $.01 par value

     Item 2(e).    CUSIP Number:

                   363547 10 0

     Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                 Not applicable

      Item 4.     Ownership.

      On December 31, 1998, US Airways, Inc. (through USAM Corp.) was the bene-ficial owner of 7,000,400 shares of the Issuer's Common Stock, par value $.01 per share, the same as reported in the original statement on Schedule 13G, dated February 17, 1998, which was filed by US Airways, Inc. and USAM Corp. Effective May 13, 1999, USAM Corp. was merged with and into US Airways Invest-ment Management Company, Inc., with US Airways Investment Management Company, Inc. surviving as the successor to USAM Corp. Pursuant to a transaction which closed on June 3, 1999, US Airways Investment Management Company, Inc. (succes-sor by merger to USAM Corp.) sold all of its shares of the Issuer's Common Stock to several underwriters in connection with a secondary offering of the Issuer's shares, thereby reducing its ownership to 0 shares as of June 3, 1999. Immediately following such transaction, the beneficial ownership of US Airways, Inc. and US Airways Investment Management Company, Inc. was as follows:

          (a) Amount Beneficially Owned:  0 shares

          (b) Percent of Class:  0%

          (c) Number of Shares as to which such person has:

               (i)   sole power to vote or direct the vote -  None

               (ii)  shared power to vote or to direct the vote -  None

               (iii) sole power to dispose or to direct the disposition
                        of - None

               (iv)  shared power to dispose or to direct the
                        disposition of -  None

      Item 5.     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box [X].

      Item 6.     Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable

      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable

      Item 8.     Identification and Classification of Members of the Group.

                  Not applicable

      Item 9.     Notice of Dissolution of Group.

                  Not applicable

      Item 10.   Certifications.

                 Not applicable




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  January 31, 2000

          US Airways, Inc.

          By:  /s/ Lawrence M. Nagin
               -----------------------
          Name/Title:  Lawrence M. Nagin
                       Executive Vice President, Corporate
                       Affairs and General Counsel

          US Airways Investment Management Company, Inc.

          By:  /s/ Jennifer C. McGarey
               -----------------------
          Name/Title:  Jennifer C. McGarey, Secretary